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                                    Exhibit 2















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Randgold Resources Limited
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD


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PRESS RELEASE
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For further information call:

(CEO) Mark Bristow on +44 779 775 2288
(CFO) Roger Williams on  +44 779 771 9660


CONTINUED STRONG PERFORMANCE BOLSTERS ROBUST BALANCE SHEET

London, 14 May 2003 - The London and Nasdaq listed gold company Randgold Resources today reported a net profit of US$17.1 million for the March quarter - a fivefold increase on the corresponding quarter in 2002 - and said its continued strong operational performance was bolstering its growth prospects.

Attributable production of 95 398 ounces at a cash operating cost of US$65/oz (total cash cost of US$88/oz) from its Morila joint venture was lower than in the high grade bonanza December quarter but in line with forecast. A higher received gold price of US$338/oz impacted positively on revenues and operating profit margins remained above 70%. Plant throughput at Morila comfortably exceeded design parameters, reflecting the benefits of the ongoing mine-to-mill optimisation exercise. Work has started on a capital expansion programme designed to increase production above the 330 000 tons per month level.

Randgold Resources' balance sheet was strengthened further by the latest results, with cash now standing at US$80 million and virtually no debt other than the company's attributable share of the non-recourse Morila project finance. Shareholders' equity rose to US$140 million from US$119 million at the end of 2002.

Chief executive Dr Mark Bristow said the company was continuing to accelerate its pursuit of new high-return growth opportunities. It had entered into ten confidentiality agreements during the past quarter and was conducting due diligences on exploration and feasibility-level prospects in East, Central and West Africa as well as Europe.

Within its existing project and exploration portfolio, drilling of the high-grade axis and orebody extensions at Morila was making good progress, and drill testing of four prioritised Morila-style targets located on Randgold Resources' properties was scheduled to start in the next quarter.

An updated opencast feasibility study on the 4.3 million ounce Loulo project, in the Mali West region, was presented to the Malian government and a potential new resource has been delineated on the Loulo 0 West target. The next drilling campaign to add further opencast and underground resources has started. It was announced earlier this week that Randgold Resources was leading an investigation into cooperative options in Mali West with Nevsun, to bring their respective projects to account.

In Senegal, exploration work on the Tomboronkoto permit is returning good results and drilling programmes are scheduled for late in the year. The company has applied for a further 16 licences in Tanzania, where it is also pursuing joint venture opportunities.

During the quarter Randgold Resources granted a 12-month option over its interest in the discontinued Syama mining operation in Mali to Resolute Mining. Resolute will pay Randgold Resources a monthly option fee of US$75 000 while it carries out a due diligence on the project.



Issued on behalf of Randgold Resources Limited by du Plessis Associates. dPA contact Kathy du Plessis on Tel: 27(11) 728 4701, mobile: 27(0)83 266 5847 or e-mail randgoldresources@dpapr.com website: www.randgoldresources.com


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FORMAL  ANNOUNCEMENT
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